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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         LAST MILE LOGISTICS GROUP, INC.
                         -------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   51811M 10 3
                                   -----------
                                 (CUSIP Number)

                              Gary D. Lipson, Esq.
                   Winderweedle, Haines, Ward & Woodman, P.A.
                          390 N. Orange Ave, Suite 1500
                             Orlando, Florida 32801
                                 (407) 423-4246
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 9, 2008
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                                    SCHEDULE 13D
CUSIP NO. 51811M 10 3                                          PAGE 2 OF 5 PAGES

1)       Name of Reporting Person:  Regina R. Flood

         S.S. or I.R.S. Identification No. of Above Person:

2)       Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)[ ]            (b)[ ]

3)       SEC Use Only

4)       Source of Funds (See Instructions): OO

5) Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6)       Citizenship or Place of Organization: United States of America

  Number of                7)       Sole Voting Power:        43,650,000
  Shares
  Beneficially             8)       Shared Voting Power:      0
  Owned by
  Each                     9)       Sole Dispositive Power:   43,650,000
  Reporting  Person
  With                    10)       Shared Dispositive Power: 0

11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
         43,650,000 shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13)      Percent of Class Represented by Amount in Row (11):  86.69

14)      Type of Reporting Person (See Instructions):  IN

                                                                    SCHEDULE 13D
CUSIP NO. 51811M 10 3                                          PAGE 3 OF 5 PAGES

ITEM 1.    SECURITY AND ISSUER.

Securities acquired:      Common Stock

Issuer:                   Last Mile Logistics Group, Inc.

Address of Issuer:        6675 Amberton Drive
                          Elkridge, Maryland  21075

ITEM 2.  IDENTITY AND BACKGROUND.

Reporting Person:         Regina R. Flood

Address:                  6675 Amberton Drive
                          Elkridge, Maryland  21075

Principal Business:       Chairperson of the Board and Chief Executive Officer
                          of the Issuer, Last Mile Logistics Group, Inc., and its wholly-owned subsidiary, Chesapeake Logistics, LLC

Citizenship:              United States of America

         During the last five years, Regina R. Flood ("Mrs. Flood") has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         The shares of Common Stock of the Issuer were previously acquired by Mrs. Flood in exchange for all of her membership interests in Chesapeake Logistics, LLC. No funds were borrowed by Mrs. Flood to acquire shares of Common Stock of the Issuer.

                                                                    SCHEDULE 13D
CUSIP NO. 51811M 10 3                                          PAGE 4 OF 5 PAGES

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mrs. Flood previously acquired her shares of Common Stock of the Issuer in connection with the exchange of all of her membership interests of Chesapeake Logistics, LLC beneficially owned by her for shares of Common Stock of the Issuer. Mrs. Flood does not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. Mrs. Flood reserves the right from time to time to acquire additional shares of Common Stock of the Issuer, to dispose of shares of Common Stock of the Issuer, and to engage in any or all of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Mrs. Flood holds 43,650,000 shares of Common Stock of the Issuer. Mrs. Flood believes that, based upon information available to her, these shares represent approximately 86.69% of the aggregate number of issued and outstanding shares of Common Stock of the Issuer. As of the date hereof, Mrs. Flood holds immediately exercisable options to acquire 250,000 shares of Common Stock of the Issuer.

         (b) Mrs. Flood has the sole power to vote and to dispose of 43,650,000 shares of Common Stock of the Issuer.

         (c) On April 9, 2008, Brian P. Flood, the husband of Regina R. Flood, transferred 8,888,500 shares of Common Stock to Mrs. Flood as a gift in a private transaction.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mrs. Flood is Chairperson of the Board and Chief Executive Officer of the Issuer and its wholly-owned subsidiary, Chesapeake Logistics, LLC. On October 2, 2006, Mrs. Flood entered into an Employment Agreement with the Issuer and a Stock Option Agreement with the Issuer. Pursuant to the Stock Option Agreement, the Issuer granted to Mrs. Flood options to purchase 1,000,000 shares of Common Stock at an exercise price of $0.10 per share. 250,000 options vested on October 1, 2007, an additional 250,000 options vest on October 1, 2008, an additional 250,000 options vest on October 1, 2009, and an additional 250,000 options vest on October 1, 2010. Vested options may be exercised at any time through September 30, 2016.

                                                                    SCHEDULE 13D
CUSIP NO. 51811M 10 3                                          PAGE 5 OF 5 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Employment Agreement dated October 2, 2006 by and between Last Mile Logistics Group, Inc. and Regina R. Flood, which is incorporated by reference to the Issuer's Registration Statement on Form 10-SB filed on November 7, 2006; and

         Stock Option Agreement dated October 2, 2006 by and between Last Mile Logistics Group, Inc. and Regina R. Flood, which is incorporated by reference to the Issuer's Registration Statement on Form 10-SB filed on November 7, 2006.

         SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Regina R. Flood
                                                     -------------------
                                                     Regina R. Flood

Date:    April 11, 2008